                                                                   May 4, 2012

VIA EDGAR

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc. Form 10-K for Fiscal Year Ended November 26, 2011 File No. 0-0209

Dear Mr. O’Brien:

We have received your letter dated March 22, 2012 providing comments on our Form 10-K.  We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

CONFIDENTIAL TREATMENT REQUESTED

Portions of this letter (the “Response”) contain commercially sensitive business and financial information.  Consequently this Response is the subject of a request for confidential treatment pursuant to the Freedom of Information Act and the Commission’s Confidential Treatment Rule 83, 17 C.F.R. Section 200.83.  A copy of the request for confidential treatment is enclosed.  Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff return the confidential portion of the Response upon the completion of its review.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 26, 2011
(All response amounts in thousands, unless otherwise specified)

Risk Factors, page 6

1.
We note your disclosure on page 14 and elsewhere that you gained significant liquidity as a result of the sale of your investment in IHFC. Please revise future filings to provide a risk factor highlighting the fact that this event resulted in the Company recording positive pre-tax income and net income for the first time in five years and/or that the results of fiscal 2011 are not typical and to refer to a full discussion of operating results elsewhere in the document.

Response:

In consideration of this we have included a risk factor in our Form 10-Q for the fiscal quarter ended February 25, 2012 on page 41 under Item 1A, and will include in other future filings, as follows:

“Our pre-tax income for the year ended November 26, 2011 includes a significant non-recurring gain from the sale of our investment in IHFC and is therefore not typical of our recent results nor indicative of future results, and earnings and cash flows previously provided by our investment in IHFC will no longer continue in the future.

Our results for the year ended November 26, 2011 were favorably impacted by a non-recurring gain of $85,542 resulting from the sale of our interest in IHFC, and our liquidity position was substantially improved by the receipt of $69,152 in proceeds from that sale. Absent the IHFC transaction, we have not reported pretax income for any of the five fiscal years through November 26, 2011.  Furthermore, significant earnings and cash flows previously realized from our investment in IHFC have ceased following the sale.  Should we be unable to generate sufficient operating profits and cash flows from our continuing operations in the future, our liquidity will be adversely impacted as the funds provided by the IHFC sale transaction are exhausted. Please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations under Part I, Item 2 of this Quarterly Report on Form 10-Q for a full discussion of our operating results.”

Management’s Discussion and Analysis, page 13

2.
Please tell us how much of the $13.5 million charge for bad debt expense relates to licensees and provide an explanation of why the $6,447,000 charge has been presented separately on the income statement and characterized differently in MD&A. Tell us whether the licensees who received debt cancellation were current in their payments, describe their financial condition, and explain why you believed the debts cancelled were collectible. Refer to any accounting literature you considered in your analysis. Explain how you considered the presentation of the debt cancellation in the segment disclosures beginning on page 17.

Response:

In response to the staff’s comment, we note that substantially all of the $13.5 million charge for bad debt expense was related to licensees, either in the form of accounts receivable or notes receivable.

The $6.4 million debt cancellation charge was presented separately in our consolidated statement of operations and Management’s Discussion and Analysis because the charge was taken based on a strategic decision by Company management rather than based on the Company’s normal criteria for establishing reserves for uncollectible accounts receivable. As part of a plan to utilize a portion of the liquidity gained from the sale of the Company’s interest in IHFC, the Company voluntarily relieved three key licensees of future cash payment obligations through the cancellation of certain indebtedness to the Company. The purpose of such relief was to enhance the future cash flow and profitability of the selected licensees and thereby provide a greatly enhanced opportunity for increased future sales of the Company’s products in the markets in which those licensees operate.  Without the significant financial burden of having to pay down amounts due to the Company, the licensees should have more funds available to invest in advertising, training, site improvement or new sites, which should result in improved sales.  In each case, instead of merely writing off the debt, the Company relieved the licensee of paying us the specific amounts.  In each case, the Company believed the debts cancelled were collectible over time as these represented some of the largest and most financially viable licensees we had.  As was practiced every quarter, the Company had included these three key licensees in its detailed analysis of required reserves for uncollectible accounts receivable.  In establishing the appropriate bad debt reserves against our licensee receivables, we considered the requirements of ASC Section 310-10-35, Receivables – Subsequent Measurement.  The $6.4 million debt cancellation charge represents debt relief granted to these licensees as part of this strategic utilization of the IHFC sale liquidity.

While the licensees benefiting from the debt relief were customers of our wholesale segment, we did not present this charge in our discussion of wholesale results as we considered it a non-recurring event more closely related to the increase in liquidity resulting from the sale of our interest in IHFC.

For further information regarding these licensees and their financial condition, please refer to Exhibit 1 hereto.

Analysis of Operations, page 14

3.
In future filings, please expand your discussion of the 10% increase in SG&A in 2011 and 7% increase in 2010 to disclose the number of company-owned stores added and provide more detail of how the increase in company-owned stores impacted SG&A, quantify the types of additional costs incurred, and discuss any trends and expected impacts to future operations. Since only two stores were added in 2011, you appear to be attributing the increase in SG&A in 2011 to the addition of 11 stores in 2010. To the extent an action in the current year is expected to impact future year results, please provide robust discussion and analysis of the factors and their potential impact on future operations. The MD&A in your 2010 Form 10-K discusses “right-sizing” your expense structure in the corporate retail segment and implementing cost containment measures in your wholesale segment to achieve a reduction or containment of SG&A. It does not appear to discuss a potential increase in SG&A from the stores added.

We note that, due to the factor of the intercompany eliminations, your discussion of the retail segment results illustrates a reduction in SG&A as a percentage of revenue in your retail segment for 2011 and 2010 over the preceding years, while the increase of $8.3 million from this segment in both 2011 over 2010 and 2010 over 2009 was the primary driver in both years’ increase in SG&A as a percentage of sales on a consolidated basis. It appears expanded and clarified presentation and analysis of the increase in these costs would assist an investor in understanding the business through the eyes of management.

Response:

In consideration of this, we will include in future filings additional quantified information as to the specific impact of net store additions on our SG&A in the retail segment, along with additional quantified information of other significant variances affecting the comparability of SG&A over the periods presented with discussion as to our expectation of whether these changes represent an ongoing trend in our SG&A expenses. Please refer to our discussion of results of operations on page 25 of our Form 10-Q for the fiscal quarter ended February 25, 2012, as well as on page 30 of that same filing under our discussion of the quarterly analysis of results - retail.

In addition, we will include in future filings, as part of our discussion of segment results, tabular information reconciling the reported results for individual segments to the consolidated total, quantifying the effect of intercompany eliminations and describing the nature thereof. Please refer to the first table on page 27 of our Form 10-Q for the fiscal quarter ended February 25, 2012.

4.
On page 15, you present a table of “certain restructuring and non-recurring items.” In future filings please remove the description of the items as “non-recurring,” as the items presented have all recurred in the years presented and/or relate to continuing elements of your business. Please provide us with sample disclosure illustrating how you would present this in future filings. In disclosure elsewhere, please avoid describing charges as “unusual” when they have recurred over recent years or could be reasonably expected to occur in the future.

Response:

In consideration of this we will discontinue using the term “non-recurring” and “unusual” to describe certain items impacting our income from operations, instead providing the following introductory language to the presentation of such items in our MD&A discussion:

“The following table presents certain significant items that have negatively or (positively) impacted our results of operations.  We believe these items should be presented separately in order to understand and evaluate our results and trends:”

Segment Information, page 17

5.
You eliminate the sales between your wholesale and retail segments as well as the embedded profit in the retail inventory for the consolidated presentation in your financial statements. Please revise the discussion of segment results in future filings to address these eliminations and the impact of inter-company sales on segment results.

Response:

In consideration of this we will include in future filings, as part of our discussion of segment results, tabular information reconciling the reported results for individual segments to the consolidated total, quantifying the effect of intercompany eliminations and describing the nature thereof. Please refer to the first table on page 27 of our Form 10-Q for the fiscal quarter ended February 25, 2012.

6.
You state on page 18 that the increase in gross margins for the wholesale segment is primarily due to lower promotional discounts and improved margins in your wood operations from reduced container freight costs. Please revise future filings to disclose the amount of promotional discounts recorded for each period presented or otherwise state whether such discounts have historically been material to your results of operations.

Response:

In consideration of this we will include in future filings, in our discussion of results of operations for our wholesale segment, a statement as to whether promotional discounts have had a material impact upon our results of operations and, if so, quantified information as to the amount of promotional discounts affecting each period presented.

7.
In future filings, please quantify the impact of material factors discussed, such as the impact of reduced container freight costs on your margins. Also provide discussion of any trends or expected impacts on future results.

Response:

In consideration of this we will include in future filings additional quantified information of the material factors discussed which impact our gross margins and the comparability thereof, and will discuss any trends of expected impacts on our future results with respect to such factors.

Investment and Real Estate Segment and Other Items Affecting Net Income (Loss), page 20

8.
Please provide an analysis of the $85.5 million gain from the sale of your investment in IHFC explaining the reasons you received such substantial consideration for an investment with negative book value. Address the reasons your carrying value for an investment with such a fair value would be zero. Discuss your original acquisition of the investment, how and when your investment in IHFC had been reduced to zero, how the investment remained at zero despite recent years of profitability of IHFC, the reasons you received dividends in excess of your share of the net income, and other salient points.

Response:

The Company initially invested in Southern Furniture Exposition Building, Inc. (“SFEB”) in the 1970’s.  This investment was accounted for under the equity method. In November 1995 SFEB was merged with IHFC.  The Company owned 39.24% of the voting stock of IHFC from the time of the merger through fiscal 1996, increasing to 41.3% in early fiscal 1997 following the redemption of other minority shareholders by IHFC. In fiscal 2002, the Company made an additional investment of approximately $1.5 million to acquire additional shares of IHFC, increasing its interest to 46.85%, where it remained until the sale of its entire interest in May 2011. Based upon those percentages the Company recognized in its earnings a proportional share of the net income or loss of IHFC in accordance with ASC 823-10.

The Company’s investment in IHFC was reduced by the amount of cash distributions received from IHFC in accordance with ASC 323-10. During three separate years following the merger, IHFC paid cash dividends well in excess of its earnings for each respective fiscal year. Having retained earnings of approximately $80.7 million and cash of approximately $39.5 at the end of fiscal 1996, IHFC in fiscal 1997 distributed approximately $51.4 million to its shareholders, exceeding that year’s earnings of $15.1 million. In fiscal 1998, IHFC took advantage of the significant long-term appreciation in its real estate holdings by taking out a $75 million term loan, secured by land and buildings with a carrying value of approximately $39.9 million, and used the proceeds to fund a distribution of approximately $76.3 million to its shareholders, exceeding the 1998 fiscal year earnings of approximately $14 million and resulting in an ending stockholders’ deficit of approximately $17.9 million. Finally, in fiscal 2001 IHFC refinanced its debt with a new loan of $135 million, once again generating significant additional proceeds from the appreciated collateral value of its real estate. A portion of these proceeds was used to fund a distribution to shareholders of approximately $60.7 million, exceeding fiscal 2001 earnings of approximately $9.2 million and increasing the shareholders’ deficit to approximately $57.3 million.

This final debt-financed distribution by IHFC reduced the Company’s investment to a negative balance of approximately $15.6 million.  The Company believed that these large, debt-financed distributions by IHFC represented advances to the stockholders of future earnings and gains of IHFC.  In considering our accounting treatment for these distributions in excess of our investment in IHFC, we noted that SAB 104 indicates that amounts received prior to the completion of the earnings process should be recorded to a “nonmonetary liability account, such as unearned revenues.” Due to the highly-leveraged condition of IHFC following these distributions, and considering that any future income and gains of the investee had yet to be realized, the Company considered it appropriate to treat the excess of distributions over its recorded investment as a liability for unearned revenue, to be reduced by the Company’s share of IHFC’s future earnings as recognized by IHFC. Furthermore, we believe this treatment, though applied to excess distributions, is nevertheless consistent with the requirement for an investor to continue providing for its share of investee losses in excess of its investment as indicated in ASC 323-10-35-21, which states: “An investor shall, however, provide for the additional losses if the imminent return to profitable operations by the investee appears to be assured. For example, a material non-recurring loss of an isolated nature may reduce an investment below zero even though the underlying profitable operating pattern of an investee is unimpaired.”  IHFC expected to produce (and did produce) substantial net income in all periods following the debt-financed distributions, and the underlying appreciation in its real estate was eventually realized upon its sale in 2011.

On May 2, 2011, the Company’s interest in IHFC was sold to International Market Centers, L.P. (“IMC”). The Company’s share of the total proceeds from IMC’s purchase of IHFC was approximately $76.3 million.  At the time of the sale, the Company’s negative balance in its investment in IHFC was approximately $9.3 million, resulting in a gain recognized of $85.5 million.

Receivables and Inventory, page 23

9.
Given the materiality of inventories to your balance sheet and statement of cash flows, please revise future filings to quantify inventory turnover for the periods presented and to explain material variances therein.

Response:

In consideration of this we will include in future filings a tabular presentation of our inventory turns by segment and in total for each period presented, along with explanations for material variances therein. Please refer to the second table and ensuing discussion on page 35 of our Form 10-Q for the fiscal quarter ended February 25, 2012.

Debt and Other Obligations, page 25

10.
We note your disclosure that your new $3 million credit facility contains covenants requiring you to maintain certain key financial ratios. We also note you have $2.3 million outstanding under standby letters of credit. Please revise future filings to quantify how much is available on the credit facility for borrowing or other purposes as of the balance sheet date. To the extent that future non-compliance of any debt covenant is reasonably likely, please revise future filings to disclose and discuss the specific terms of the covenants. Your disclosures should include the required minimum/maximum ratios or amounts for each period and the actual ratios or amounts achieved. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Your discussion should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response:

In consideration of this we will include in future filings additional quantified information of the amount of our credit line remaining for borrowing or other purposes after deducting the amount of currently outstanding letters of credit or any other amounts outstanding under the credit line. Please refer to the discussion under “Debt” on page 37 of our Form 10-Q for the fiscal quarter ended February 25, 2012.

Currently, given our levels of cash and marketable securities and expected future trends in our cash flows and results of operations, we believe that the possibility of violation of the covenants existing under the credit line is remote. Therefore, we expect to remain in compliance with the covenants for the foreseeable future and have so stated in our first quarter 2012 Form 10Q filed February 5, 2012. However, to the extent that future non-compliance with any debt covenant becomes reasonably likely, we will include in future filings a description of the covenant or covenants at risk of possible violation, quantified information as to our current financial position with respect to such covenants, and a discussion of any known future trends or expected results which may increase or decrease the future risk of non-compliance.  Also, to the extent that future non-compliance with any debt covenant becomes reasonably likely, we will provide expanded discussion of the potential consequences of non-compliance with respect to the impact upon our liquidity, financial condition or results of operations.

Critical Accounting Policies and Estimates, page 27

11.
Please expand your discussion of the impairment of long-lived assets to discuss the evaluation of retail real estate for impairment including the underlying assumptions, a discussion of the $4 million charge in 2011, the reasons there were no charges in prior years, changes in assumptions or other circumstances resulting in the current year charge, and factors or trends that could affect future results.

Response:

The $4.0 million in charges to Other Income (Expense) during the second quarter of 2011 are related to retail real estate properties that are being used or formerly were used by licensees and are summarized as follows:

	Bassett Home
	Furnishings
	Store
Location	Open/Closed	Type of Transaction	Amount
Henderson, Nevada	Closed 2008	Impairment based on appraisal obtained	$1,738,000
Chesterfield, Virginia	Closed 2011	Impairment due to closure	368,000
Beaverton, Oregon	Closed 2011	Asset write down due to closure	171,000

Subtotal			2,277,000

Dublin, California	Open	Tenant Improvement write off	933,000
Freemont, California	Open	Tenant Improvement write off	176,000
San Carlos, California	Open	Tenant Improvement write off	408,000
Pleasant Hill, California	Open	Tenant Improvement write off	159,000

Subtotal			1,676,000

Grand Total			$3,953,000

Henderson, Nevada

This property was purchased by the Company subject to a mortgage and leased to a Bassett Home Furnishings store licensee that was closed in June 2008.  At the time of closure, the Company put the property on the market to sell with an asking price in excess of the book value.  In addition, based on discussions with our broker, the Company believed that it would be able to lease the property to another retailer such that the expected future cash flows were expected to be sufficient to recover the carrying value of the property.  During 2009, the property was leased for 10 years at rental rates and with a purchase option that supported the then current book value.  As a result, no adjustment to the carrying value of the property was recorded at the time of closure, nor in the subsequent two years, based on the Company’s review in accordance with ASC 360, Property, Plant and Equipment. After the tenant ceased operations in 2010, the Company considered several strategies for the property including looking for additional tenants (furniture retailers or other types of tenants), investing in the building to acquire additional tenants or selling the location.  In evaluating the alternatives, the Company considered the current retail and real estate environment coupled with the current balance on the mortgage.  While looking for long-term tenants or a buyer, the Company leased the location to a temporary tenant to obtain as much rental income as possible while continuing to market the property.  In addition, the Company engaged the mortgage holder in discussions regarding the balloon payment coming due at maturity later in 2011.  In connection with those discussions, the Company had the property appraised during the second quarter of 2011 resulting in the $1.7 million impairment charge.  The Company believes that it will be able to lease the location for what it considers a reasonable rental rate and one that would support the recoverability of the current recorded value of the property.

Chesterfield, Virginia

The building is owned by the Company and the land on which the building sits is leased.  The store was closed during the second quarter of 2011.  We obtained an appraisal in conjunction with the store closure and we recorded an impairment charge to reduce the carrying value of the property to the expected recoverable amount.

Beaverton, Oregon

The Beaverton, Oregon leasehold improvements were written off as the store was closed duringthe second quarter of 2011 and the improvements were disposed of.

Dublin, Freemont, San Carlos and Pleasant Hill, California

The licensee for these four stores agreed, from the inception of the lease term, to pay a specified incremental rent amount above market to reimburse the Company for an investment in tenant improvements made by the Company on behalf of the licensee.

As part of a plan to utilize a portion of the liquidity gained from the sale of the Company’s interest in IHFC, the Company voluntarily relieved certain licensees of future cash payment obligations through the cancellation of certain indebtedness to the Company and other forms of relief. The purpose of such relief was to enhance the future cash flow and profitability of the selected licensees and thereby create the opportunity for increased future sales of the Company’s products in the markets in which those licensee operate. Accordingly, during the second quarter of 2011 the Company voluntarily terminated the licensee’s obligation to pay the incremental rent above market.  Until the time the Company relieved this licensee of its obligations to pay these rents this licensee was paying the agreed upon amounts.  As the cash flows directly associated with the tenant improvements were no longer going to be received, the assets were no longer deemed to be recoverable and were thus fully impaired.

Other

Anytime a store in the network owned by the Company closes, we write off tenant improvements as the improvements are specific to Bassett Home Furnishing Stores.  The Company analyzes potential impairments of real estate investments during the course of finalizing results for any given financial reporting period.  Factors that could affect the values of our real estate investments include our experience in leasing and/or selling these properties as well as specific site and local market characteristics.

12.
You state on page 28 that you consolidate variable interest entities (VIEs) for which you are the primary beneficiary. Please tell us and revise future filings to identify these VIEs and how you have concluded you are the primary beneficiary. It appears from your discussion on page 37 that you have concluded you are not the primary beneficiary of your licensees.

Response:

In consideration of this, in future filings we will revise the description of our consolidation policy to clarify that no VIEs have been identified based on our evaluation of our significant business counterparties. Please refer to page 38 of our Form 10-Q for the fiscal quarter ended February 25, 2012 where we have included the following update to our critical accounting policies:

“Consolidation – The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom we have operating control. Should we determine that we hold an interest in any variable interest entities (“VIEs”) for which we are the primary beneficiary, such VIEs would also be consolidated into our financial statements. However, based upon our evaluation of potential VIEs, we have determined that none of our counterparties represent VIEs.”

Report of Independent Registered Public Accounting Firm, page 32

13.
Where the Ernst & Young report addresses reliance on the report of Dixon Hughes Goodman LLP and refers to “amounts included for International Home Furnishings Center, Inc.,” please tell us whether this refers to only amounts for the two years ended November 27, 2010. Clarify whether Ernst & Young is retaining responsibility for amounts included for International Home Furnishings Center for the period from November 1, 2010, through May 2, 2011.

Response:

Ernst & Young LLP has retained responsibility for amounts included in our audited financial statements pertaining to International Home Furnishings Center, Inc. (“IHFC”) for the period from November 1, 2010 through May 2, 2011.

Note 2 – Significant Accounting Policies, page 37

14.
Please revise your accounts receivable policy on page 39 to disclose the nature of your customers with whom you hold accounts receivable and to quantify what percentage of gross and net receivables is attributable to each type of customer. We note from page 6 that you have “a significant amount” of accounts receivable from your network of licensee-owned stores.

Response:

In consideration of this, in future filings we will include in our disclosures regarding accounts receivable and our policies related thereto additional information as to the nature of our customers with whom we hold accounts receivable, and will provide quantified information as to the percentage of gross and net receivables attributable to each major type of customer. Please refer to the discussion following the first table on page 34 of our Form 10-Q for the fiscal quarter ended February 25, 2012 for additional information regarding the composition of our accounts receivable by major customer type.

Definitive Proxy Statement on Schedule 14A filed March 12, 2012

15.	Please disclose the information required by Rule 14a-21 of the Securities Exchange Act of 1934.

Response:

As provided in the adopting release for Rule 14a-21 (Release No. 33-8876; 34-56994; 39-2451), a company that qualified as a “smaller reporting company” as of January 21, 2011 is not subject to Rule 14a-21(a) and (b) until its first annual or other meeting of shareholders at which directors will be elected occurring on or after January 21, 2013.  Bassett qualified as a “smaller reporting company” on January 21, 2011 and will therefore become subject to Rule 14a-21 beginning with its 2013 annual shareholders meeting which is scheduled to be held on March 6, 2013.  The Company inadvertently failed to check the appropriate box on the cover pages of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for fiscal 2010 and 2011 indicating its status as a “smaller reporting company.”

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ J. Michael Daniel
J. Michael Daniel Vice President and Chief Accounting Officer

Exhibit 1

[Confidential treatment has been requested for the information contained in Exhibit 1.
The confidential information has been provided, unredacted, separately to the
Securities and Exchange Commission]